

July 25, 2014

Via E-mail
Susan M. Ball
Chief Financial Officer
CVR Refining, LP
2277 Plaza Drive, Suite 500
Sugar Land, TX 77479

   Re: **CVR Refining, LP**
     Form 10-K for Fiscal Year ended December 31, 2013
     Filed February 26, 2014
     File No. 001-35781

Dear Ms. Ball:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Karl Hiller

      Karl Hiller
      Branch Chief